                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D

    Information to be Included in Statements Filed Pursuant to 13d-1(a) and
                 Amendments Thereto Filed Pursuant to 13d-2(a)
                            (Amendment No.      )*


                          United Natural Foods, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   911163103
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                                (CUSIP Number)


              Richard S. Youngman, Stow Mills, Inc., Stow Drive,
                    Chesterfield, N.H. 03443 (603) 256-3000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
                                Communications)

                               October 31, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rules 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  Page 1 of 5
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                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 911163103                                      PAGE 2 OF 5 PAGES
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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Richard S. Youngman

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      SC

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

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                          SOLE VOTING POWER
                     7
     NUMBER OF                2,448,648

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                      0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 2,448,468

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                      0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,448,468

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.11%

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      TYPE OF REPORTING PERSON*
14
      IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 pages
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CUSIP No. 911163103                                                 Page 3 of 5


     Item 1.  Security and Issuer
              -------------------

     This schedule relates to the Common Stock, $.01 par value per share (the "Common Stock"), of United Natural Foods, Inc., a Delaware corporation (the "Company"), which has its principal executive offices located at 260 Lake Road, Dayville, Connecticut 06241.

     Item 2.   Identity and Background
               -----------------------

     This statement is filed by Richard S. Youngman. Mr. Youngman is the President and Chief Executive Officer of Stow Mills, Inc., a wholly owned subsidiary of the Company ("Stow"), and President and Chief Executive Officer of the Company's Eastern Region. The Company is a distributor of natural food products, the address of which is set forth in Item 1.

     During the last five years, Mr. Youngman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Youngman is a citizen of the United States.

     Item 3.  Source and Amount of Funds or Other Consideration
              -------------------------------------------------

     On October 31, 1997, GEM Acquisition Corp., a wholly owned subsidiary of the Company, merged with and into Stow (the "Merger"), whereupon Stow became a wholly owned subsidiary of the Company. Upon consummation of the Merger, Mr. Youngman's shares of capital stock of Stow were converted into an aggregate of 2,448,468 shares of Common Stock of the Company.

     Item 4.  Purpose of Transaction
              ----------------------

     The acquisition of securities of the Company by Mr. Youngman occurred in connection with the Merger. Mr. Youngman was a principal stockholder of Stow. In connection with the Merger, the principal stockholders of the Company entered into a Board Election Securityholder Voting Agreement in which they agreed to elect Mr. Youngman to a three-year term on the Company's Board of Directors. In addition, the Company has entered into an employment agreement with Mr. Youngman pursuant to which he is being employed as President and Chief Executive Officer of Stow and President and Chief Executive Officer of the Company's Eastern Region.

     Item 5.  Interest in Securities of the Issuer
              ------------------------------------

     Mr. Youngman beneficially owns 2,448,468 shares of Common Stock, which represents approximately 14.11% of the total outstanding shares of Common Stock. Mr. Youngman is the direct owner of all 2,448,468 shares for which he exercises sole investment and voting power. Mr. Youngman did not effect any transaction in the shares of Common Stock in the past 60 days.

     Item 6.  Contracts, Arrangements, Understandings or Relationships with
              -------------------------------------------------------------
              Respect to Securities of the Issuer
              -----------------------------------

     The Company, Mr. Youngman, Barclay McFadden, III, James S. McDonald, as Trustee of the Barclay McFadden Family Trust, Jonathan Jacobowitz, Thomas A. Nunziata, Michelle Cherrier, Thomas Morrison Carnegie McFadden, George Stillman McFadden and Barclay McFadden, IV have entered into a Registration Rights Agreements pursuant to which the Company will provide the former Stow
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CUSIP No. 911163103                                                 Page 4 of 5


stockholders with certain registration rights with respect to the Company's Common Stock issued to him in connection with the Merger.


     Item 7.  Material to be Filed as Exhibits
              --------------------------------

     Please see Exhibit Index attached hereto.


                                  Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     11/10/97                            /s/ Richard S. Youngman
    -------------                        -----------------------
     Date                                Richard S. Youngman
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CUSIP No. 911163103                                                 Page 5 of 5



                               INDEX TO EXHIBITS

                                  Description
                                  -----------


1.* Agreement and Plan of Reorganization dated as of June 23, 1997, and as amended and restated as of August 8, 1997, among the Company, GEM Acquisition Corp., a wholly owned subsidiary of the Company, Stow and Barclay McFadden, III and Richard S. Youngman.




2.** Form of Registration Rights Agreement by and among the Company and Mr. Youngman, Barclay McFadden, III, James S. McDonald, as Trustee of the Barclay McFadden Family Trust, Jonathan Jacobowitz, Thomas A. Nunziata, Thomas Morrison Carnegie McFadden, George Stillman McFadden and Barclay McFadden, IV.




_____________________________

      * Incorporated herein by reference to Annex A to the Company's Proxy Statement, dated October 15, 1997, relating to the issuance of shares of Common Stock in connection with the Merger.


      ** Incorporated herein by reference to Exhibit B to Annex A to the Company's Proxy Statement, dated October 15, 1997, relating to the issuance of shares of Common Stock in connection with the Merger.